June 29, 2012

VIA EDGAR TRANSMISSION

Mr. Kieran Brown
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 Re:             The World Funds, Inc.
File Nos. 811-8255 and 333-29289

Dear Mr. Brown:

The purpose of this letter is to respond in writing to the verbal comments of the staff of the Division of Investment Management (the “Staff”) on Post Effective Amendment No. 83 to the Company’s Registration Statement on Form N-1A (“PEA No. 83”).  PEA No. 83 was filed with the Commission on May 4, 2012 pursuant to Rule 485(a) under the Securities Act of 1933, as amended.  PEA No. 83 was filed solely on behalf of the European Equity Fund (the “Fund”) a series of shares of the Company.

Comment 1:

Please provide a cover letter on future filings explaining the purpose of the filing.

Response:

Going forward, we will provide a cover letter.

Comment 2:

Name of the Fund is missing on the cover page of the prospectus.

Response:

We have included the name of the Fund on the cover page of the prospectus.

CLASS A SHARES

Comment 3:

“Fees and Expenses”.  The Staff has requested the following additional language be included in the first paragraph, end of last sentence:  “ and in the Statement of Additional Information.”

Response:

We have included the additional requested disclosure.

Comment 4:

“Fees and Expenses”.   The Staff has requested that Footnote #1 be removed.

Response:

We have removed Footnote #1.

Comment 5:

“Principal Investment Strategies”.  The Staff has requested additional disclosure to clarify convertible securities.

Response:

We have modified the language to clarify.

Comment 6:

“Principal Investment Strategies”,  second sentence.  The Staff has requested a change from net assets to total assets.

Response:

We have changed the disclosure to reflect total assets.

Comment 7:

“Principal Investment Strategies”.  The Staff has requested confirmation of operating in Europe is more than being organized in Europe.

Response:

As requested, we confirm.

Comment 8:

“Principal Investment Strategies”, second paragraph, second sentence.  The Staff has requested removal of and relocation to the Risk section.

Response:

We have moved the specified language to the Risk section.

Comment 9:

“Principal Investment Strategies”, second paragraph, fourth sentence.  The Staff has requested that we define “region”.

Response:

We have added additional language to clarify the region.

Comment 10:

“Principal Risk”, first paragraph, third sentence.  The Staff has requested removal of the third sentence.

Response:

We have removed third sentence.

Comment 11:

“Principal Risk”, fourth sentence.  The Staff has requested that we change “Sub-Adviser” to “Fund”.

Response:

We have made the requested change.

Comment 12:

“Principal Risk”.  The Staff has requested additional risk disclosure to include all primary risks, such as Equity Security Risk and European Securities Risk.

Response:

We have added the requested additional risk disclosure.

Comment 13:

“Payment to Broker-Dealers and Other Financial Intermediaries”.  The Staff has asked that we confirm no other companies related to the distributor pays the intermediary for the sale of Fund shares and related services.

Response:

This disclosure language has been modified.

Comment 14:

“Additional Information About Fund Investments”,  second paragraph, first sentence.  The Staff requested that we add “that have a functioning exchange”.

Response:

The additional disclosure has been added.

Comment 15:

“Additional Information About Fund Investments”,  second paragraph.  The Staff has requested that we include depositary receipt disclosure in the Summary prospectus and related risk section.

Response:

We have included the additional disclosure in the Summary prospectus.

Comment 16:

“Additional Information About Fund Investments”, fourth paragraph.  The Staff has requested that we respond to the immateriality of investments in other investment companies.

Response:  In accordance with Item 3.3(f)(i) of Form N1-A, which states:  “In the event the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of the Fund, the Fund may include these fees and expenses under the subcaption “Other Expenses” in lieu of this disclosure requirement.”  Therefore, we have included this expense in “Other Expenses” as outlined in accordance with this Item 3.3(f)(i).

Comment 17:

“Additional Information About Risk”.  The Staff has requested that we include any principal risk disclosure in the Summary prospectus.

Response:

All principal risk disclosure has been included in the Summary prospectus.

Comment 18:

“Additional Information About Risk”,  “Market Risk”, third sentence.  The Staff has requested that we list as a separate risk disclosure.

Response:

We have listed as a separate risk.

Comment 19:

“Additional Information About Risk”,  “European Currency”.  The Staff has requested us to update the paragraph to include current events in Europe.

Response:

Updated information has been included.

Comment 20:

“Additional Information About Risk”, “IPO Risk”.  The Staff has requested that the disclosure be moved to the SAI.

Response:

We have moved the disclosure to the SAI.

Comment 21:

“The Investment Adviser and Sub-Adviser”.  The Staff has requested that we include the length of time in business of the investment adviser and sub-adviser.

Response.

We have included the additional disclosure.

Comment 22:

“The Investment Adviser and Sub-Adviser”,  third paragraph.  Update information through December 31, 2011.

Response:

The information has been updated.

Comment 23:

“How to Buy Shares”, first paragraph.  The Staff has requested  removal of fourth sentence.

Response:

We have removed fourth sentence.

Comment 24:

“How to Buy Shares”, “Investing by Wire”.  The Staff has requested that we specifically identify the Company.

Response:

Disclosure language has been modified.

Comment 25:

“How to Sell Shares”, “Redemption By Telephone”, fourth sentence.  The Staff has requested we identify what determines the redemption fee and if shareholder will be notified at the time.

Response:

Disclosure language has been modified to comply with this request.

Comment 26:

“Dividends Distribution and Taxes”, “Taxes”, fourth sentence.  Update information through December 31, 2011.

Response:

This disclosure language has been modified.

Comment 27:

“Distribution Arrangements”.  The Staff has requested that we add additional disclosure to heading to reference Paid to Broker-Dealers.

Response:

We have revised the disclosure.

Comment 28:

“Distribution Arrangements”, third paragraph, second sentence.  Add the same disclosure to Frequent Trading and Market Timing section.

Response:

The disclosure has been added to the Frequent Trading and Market Timing section.

Comment 29:

“Distribution Arrangements”.  The Staff has requested that we included additional disclosure indicating that the information can be obtained on our website according to Item 12(a)(5).

Response:

The additional disclosure has been added.

Comment  30  :

“Distribution Arrangements”, “Rule 12b-1 Fees”, expense limitation agreement.  The Staff inquired as to what expense limitation agreement.

Response:

Additional disclosure has been added to the Fees and Expenses section and the Management section to identify the expense limitation agreement.

Comment 31:

“Financial Highlights”.  The Staff has requested that we include the language as provided Form
N-1A.

Response:

We have compared the disclosure to the Form N-1A regulations and confirm that it is compliant.

Comment 32:

“Financial Highlights”.  The Staff has requested the name be changed to reflect European Equity Fund in lieu of Eastern European Equity Fund.

Response:

The disclosure has been revised to reflect European Equity Fund.

Comment 33:

“For More Information About the Fund”.  The Staff has requested additional information be added to include information is available in the annual and semi-annual reports.

Response:

The additional disclosure has been added.

CLASS C SHARES

Comment 34:

The Staff has requested all applicable comments be carried forward into the Class C Shares’ prospectus.

Response:

We have included all applicable comments into the Class C Shares’ prospectus.

Comment 35:

Class C Shares.  “Fees and Expenses”, “Example”.  The Staff requested that the expense examples be presented consistent with Form N-1A.

Response:

We have changed the expense examples.

STATEMENT OF ADDITIONAL INFORMATION

Comment 36:

Statement of Additional Information.  “General Information”.  The Staff has requested removal of reference to Institutional Shares.

Response:

We have removed the reference to Institutional Shares.

Comment 37:

“Strategies and Risks” “Convertible Securities”.  The Staff has requested additional disclosure .

Response:

We have added additional disclosure.

Comment 38:

“Management of the Company”, “Directors and Officers”.  The Staff has requested that we specify why we believe this to be true.

Response:

As requested, we have added additional disclosure to clarify.

Comment 39:

“Management of the Company” “Directors and Officers”.  The Staff has requested Other Directorships by Directors and Number of funds in Complex Overseen to include “during the past five years”.

Response:

We have added the additional language to the heading.

Comment 40:

“Investment Adviser and Advisory Agreement”, “Portfolio Manager”.  The Staff has requested additional disclosure be added to the Portfolio Manager’s chart to include information as required by Item 20(a)(3).

Response:

We have added the required additional disclosure.

Comment 41:

“Management Related Services”, “Distributor”.  The Staff has requested the aggregate amount paid to the distributor as well as the amount retained by the distributor.

Response:

The information required in Item25(a)(3) is included in the table immediately following the heading “Distributor”.

Comment 42:

“Capital Stock and Dividends”.  The Staff has requested additional language to be included indicating how shareholders vote.

Response:

The additional disclosure has been added.

Comment 43:

“Distribution”, “Plan of Distribution”.  The Staff has requested expanded disclosure to include the benefits as listed in Form N-1A, Item 19(g).

Response:

We have included the additional required disclosure.

Should you have any questions, please do not hesitate to contact the undersigned at (804) 267-7417.

Sincerely,

/s/ Karen Shupe
Karen Shupe
As Administrator